SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B), hereby informs its shareholders that, as approved at the General and Extraordinary Shareholders’ Meeting held on July 29 2020 (“General Meeting”), the Company will pay dividends to the Company’s shareholders of preferred shares classes “A” and “B”, as provided in the Company’s Bylaws (“Dividends”).

The total amount of Dividends to be paid to the holders of preferred shares issued by the Company is approximately R$ 490,210 (four hundred and ninety million, two hundred and ten thousand reais) equivalent to R$ 2.24782042102 per preferred share class “A” and R$ 1.74993652455 per preferred share class “B”, in the base-date December 31, 2019.

The total amount of Dividends to be paid to the holders of common shares issued by the Company is approximately R$ 2,050,357 (two billion, fifty million, three hundred and fifty-seven thousand reais) equivalent to R$ 1.59085138596 per share class, in the base-date December 31, 2019.

These amounts will be updated based on the positive variation of the SELIC rate, pro rata temporis, from January 01, 2020 until the effective payment date, which will occur until December 31, 2020 in due course as resolved by the shareholders meeting at the General Meeting, in Compliance with article 205, paragraph 3, of Federal Law Nº 6,404 of December 15, 1976, as amended.

The updated amounts per share of the respective Dividends will be duly disclosed by the Company on the occasion of its payment, and it will be entitled to receive the Dividends the Company’s shareholders preferred shares of classes “A” and “B” and common shares in the shareholder base of July 29, 2020, and, as of July 30, 2020, including, the preferred share of class “A” and “B” and common shares issued by the Company will be traded “ex” these Dividends.

Class of Shares	12.31.2019	07.29.2020
PNA	2.24782042102	2.29151245293
PNB	1.74993652455	1.78395093325
ON	1.59085138596	1.62177357568

For shareholders with shares held by the B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the amounts will be paid to the “B3”, which will pass along them to the shareholders, through the custody agents. The payment to the order shareholders will be made through current account credit, according the registration data of the respective shareholders, with Banco Bradesco S.A., bookkeeping agent of the Company. The shareholders whose records are out of date, should go to a Bradesco Bank branch to update the registration data and receive the dividends.

Rio de Janeiro, July 29, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.